Filed Pursuant to Rule 433

Registration No. 333-277377

May 13, 2025

Magna International Inc.

Pricing Term Sheet

$400,000,000 5.875% Senior Notes due 2035

Issuer	Magna International Inc.

Format	SEC Registered

Trade Date	May 13, 2025

Settlement Date	May 22, 2025 (T+7)

Expected Ratings*	A3 (Negative Outlook) / A- (Negative Outlook) (Moody’s / S&P)

Issue of Securities	5.875% Senior Notes due 2035

Aggregate Principal Amount Offered	$400,000,000

Maturity Date	June 1, 2035

Interest Rate	5.875% per year

Benchmark Treasury	UST 4.250% due May 15, 2035

Spread to Benchmark Treasury	+140 basis points

Benchmark Treasury Price and Yield	98-02; 4.493%

Yield to Maturity	5.893%

Price to Public	99.863%, plus accrued interest, if any, from May 22, 2025

Interest Payment Dates	Semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2025 (long first coupon)

Make-Whole Call	Prior to March 1, 2035; T+25 basis points

Par Call	On or after March 1, 2035

Denominations	Minimum of $2,000 and integral multiples of $1,000 in excess thereof.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

CUSIP / ISIN	559222 BD5 / US559222BD50

Joint Book-Running Managers	BofA Securities, Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
BNP Paribas Securities Corp.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
Wells Fargo Securities, LLC

Co-Managers	CIBC World Markets Corp.
Commerz Markets LLC
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
ICBC Standard Bank Plc
ING Financial Markets LLC
Loop Capital Markets LLC
RB International Markets (USA) LLC

It is expected that delivery of the notes will be made against payment therefor on or about May 22, 2025, which will be the seventh New York City business day following the date of pricing of the notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and the prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC toll-free at 1-866-803-9204.

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the notes constituting part of its allotment solely outside the United States.

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